UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Reverse Stock Split; Record Date

Jiuzi Holdings Inc. (the “Company” or the “Registrant”) is reporting that its board of directors has approved a reverse stock split (the “Reverse Stock Split”) of the Company’s ordinary shares, a par value of US$0.00195 each (the “Ordinary Shares”), at a ratio of 1-for-40.

The Company is undertaking the Reverse Stock Split with the objective of meeting the minimum $1.00 per Ordinary Share bid requirement for maintaining the listing of the Ordinary Shares on The Nasdaq Capital Market.

The Reverse Stock Split will be effective at 04:01 p.m. (ET) on Wednesday, December 10, 2025 (the “Record Date”) and the Ordinary Shares will begin trading on a split-adjusted basis when the Nasdaq Stock Market LLC opens for trading on Thursday, December 11, 2025. The Ordinary Shares will continue to trade on The Nasdaq Capital Market under the trading symbol “JZXN” but will trade under the following new CUSIP number: G51400 151.

The number of the Company’s pre-Reverse Stock Split outstanding shares is 50,231,389 Ordinary Shares. As a result of the Reverse Stock Split, every 40 Ordinary Shares held as of the Record Date will be automatically combined into one Ordinary Share. The number of outstanding Ordinary Shares will be reduced from 50,231,389 Ordinary Shares to approximately 1,255,785 Ordinary Shares. No fractional shares will be created or issued in connection with the reverse stock split.

The Reverse Stock Split will affect all holders of Ordinary Shares uniformly and will not affect any shareholder’s percentage ownership interest in the Company.

Shareholders with Ordinary Shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the Reverse Stock Split reflected in their accounts on or after December 11, 2025. Such beneficial holders may contact their bank, broker, or nominee for more information.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”.

Issuance of Press Release

On December 8, 2025, the Company issued a press release regarding the Reverse Stock Split. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: December 8, 2025	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

3